Exhibit 99.2

WeRide to Announce Third Quarter 2025 Financial Results on November 24, 2025

NEW YORK, Nov 12, 2025 (GLOBE NEWSWIRE) -- WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD), a global leader in autonomous driving technology, today announced that it plans to release its third quarter 2025 financial results before the U.S. market opens on November 24, 2025.

The Company’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, November 24, 2025 (or at 9:00 PM Beijing Time on Monday, November 24, 2025). Details for the conference call are as follows:

Event Title:	WeRide Inc Third Quarter 2025 Earnings Call

Registration Link:	https://register-conf.media-server.com/register/BI0a53d3ed7af646939b11144e01294979

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company's investor relations website at https://ir.weride.ai.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 11 countries. We are also the first and only technology company whose products have received autonomous driving permits in seven markets: China, the UAE, Singapore, France, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune's 2025 Change the World and 2025 Future 50 lists. For more information, please visit https://www.weride.ai.

Contacts

Investor inquiries: ir@weride.ai

Press inquiries: pr@weride.ai